Exhibit 2

FOR IMMEDIATE RELEASE	31 MARCH 2014

WPP PLC (“WPP”)

Hill+Knowlton Strategies to acquire digital creative agency Rice5

WPP announces that its wholly-owned operating company Hill+Knowlton Strategies, a leading international communications consultancy, has agreed to acquire Rice5, an award-winning full service digital creative agency.

Founded in 2003 with offices in Hong Kong and Shanghai, Rice5 is a market leader in innovative brand building, engaging audiences with creative design and technology, and social and digital media.

Rice5’s unaudited revenues for the year ended 31 December 2013 were HK$16.6 million, with gross assets at the same date of HK$6 million. Rice5 employs 48 people. Rice5’s client portfolio includes Givenchy, L’Oreal Group, LEE Jeans, Maxim’s Group, Rayban and The Hong Kong Tourism Board, among others.

This acquisition marks a further step towards WPP’s declared goal of developing its networks in fast-growth markets and sectors.

In Greater China, WPP companies (including associates) generate revenues of US$1.4 billion and employ over 14,000 people. Like-for-like revenue growth in Greater China was 4.0% in 2013 (excluding associates). In the Asia Pacific region, WPP companies (including associates) generate revenues of US$5 billion and employ over 48,000 people. Like-for-like revenue growth in Asia Pacific was 5.2% in 2013 (excluding associates).

WPP recently raised its targets from 35-40% for each of fast-growth markets and new media to at least 40-45% over the next five years.

Contact:

Feona McEwan, WPP London

+ 44(0) 207 408 2204

Belinda Rabano, WPP Beijing

+86 1360 107 8488